GLOBAL PARTNERS LP

P.O. Box 9161

800 South Street

Waltham, Massachusetts 02454-9161

(781) 894-8800

September 26, 2005

VIA EDGAR & FACSIMILE TO (202) 772-9369

Mr. Jason Wynn

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Global Partners LP
Registration Statement on Form S-1
File No. 333-124755

Dear Mr. Wynn:

In connection with the acceleration request letter filed by Global Partners LP on September 23, 2005 regarding acceleration of the effectiveness of the above-referenced Registration Statement on Form S-1, Global Partners LP hereby acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Global Partners LP from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  Global Partners LP may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GLOBAL PARTNERS LP

By:	Global GP LLC
its General Partner

	By:	/s/ Edward J. Faneuil
Edward J. Faneuil
Executive Vice President,
General Counsel and Secretary